FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2008

Commission File Number: 000-33295

3SBIO INC.

(Translation of registrant’s name into English)

No. 3 A1, Road 10

Shenyang Economy & Technology Development Zone

Shenyang 110027

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

3SBIO INC.

FORM 6-K

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Press release, dated January 28, 2008, regarding appointment of chief financial officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3SBIO INC.

By:	/s/ Kevin Teo
Name:	Kevin Teo
Title:	Chief Financial Officer

Date: January 29, 2008

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press release, dated January 28, 2007, regarding appointment of chief financial officer.

Exhibit 99.1

FOR IMMEDIATE RELEASE	Contact:

Investor Contact:
Clara Mak, CFO
3SBio Inc.
+86(24) 2581-1820
Investor Relations(HK):
Ruby Yim
Taylor Rafferty
+852 3196 3712
Investor Relations(US):
Mahmoud Siddig
Taylor Rafferty
+1(212) 889-4350
Media Contact:
John Dooley
Taylor Rafferty
+1(212) 889-4350

3SBIO INC. ANNOUNCES APPOINTMENT OF KEVIN SOW PENG TEO AS

CHIEF FINANCIAL OFFICER

SHENYANG, PRC — January 28, 2008 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or the “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced the appointment of Kevin Teo to the position of Chief Financial Officer effective January 28, 2008. Mr. Teo will replace Clara Mak, who is resigning for personal reasons. To assist with the transition, Ms. Mak will stay on with the Company until February 29, 2008.

Dr. Jing Lou, CEO of 3SBio, commented, “I am pleased to welcome Kevin Teo to 3SBio’s senior management team. After a focused search, Kevin emerged as the clear choice to fill the role of Chief Financial Officer at 3SBio, as he brings with him a wealth of experience in finance and accounting with some of the leading companies in the region. I have full confidence in Kevin’s ability to transition smoothly into the role of the CFO of 3SBio, and we look forward to his contributions and leadership as we continue to build 3SBio into the leading biotech company in China. Clara Mak, who has been an integral part of the team, has led 3SBio through the IPO process and on to continued growth as a public company. Her financial leadership has also been instrumental in helping the company successfully position itself for continued solid performance and she will be missed. We wish her the best in her future endeavors.”

Mr. Teo, 42, brings to 3SBio over 20 years of relevant experience, having held a number of senior finance and accounting positions in the energy and technology industries throughout Asia. Most recently, he served as Group Business Controller at East Asia Power (Xiamen), where he oversaw and managed finance and accounting teams located in Hong Kong, Singapore, Jakarta, Xiamen, Nanjing and Beijing. His responsibilities included, but were not limited to, the implementation of company-wide internal control procedures and policies, oversight of the company’s monthly financial statements and position, liaison with corporate departments, interaction with external parties and advisors, and coordination of annual audits at subsidiary and group levels.

Prior to his employment with East Asia Power (Xiamen), Mr. Teo held senior roles at Huawei Technologies Co. Ltd. (Shenzhen), Siemens Malaysia Sdn. Bhd., Siemens Cerberus Sdn. Bhd., Wetlands International — Asia Pacific, Chua Song Seng Sdn. Bhd., and Anuarul Azizan Chew & Co. Mr. Teo received a London Chamber of Commerce and Industry Third Level Group Diploma in Cost Accounting and a Pitman Certificate in Advanced Accounting in 1989. He is also a member of the Association of Chartered Certified Accountants since 1995 and received a certificate in International Financial Reporting Standards in 2006. He attended the Master of Laws in International Business Law accredited by School of Law, Staffordshire University in the U.K. He has been a member of the Malaysian Institute of Accountants since 1996.

About 3SBio Inc.

3SBio Inc. is a leading, fully integrated biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, primarily in China. For more information, please visit 3SBio on the web at www.3sbio.com.

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